UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 16, 2014

HALLIBURTON COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-03492	No. 75-2677995
(Commission File Number)	(IRS Employer Identification No.)

3000 North Sam Houston Parkway East Houston, Texas	77032
(Address of Principal Executive Offices)	(Zip Code)

(281) 871-2699

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On November 16, 2014, Halliburton Company, a Delaware corporation (the “Company”), Baker Hughes Incorporated, a Delaware corporation (“Baker Hughes”), and Red Tiger LLC, a Delaware limited liability company and direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Baker Hughes, subject to certain conditions, will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). The Merger Agreement and the Merger have been unanimously approved by the boards of directors of both the Company and Baker Hughes. The closing of the transactions is subject to adoption of the Merger Agreement by the stockholders of Baker Hughes, the approval by the Company’s stockholders of the issuance of common stock of the Company (“Company Common Stock”) to Baker Hughes’ stockholders (the “Stock Issuance”), receipt of certain regulatory approvals and other conditions as described below. The closing of the transactions is expected to occur in the second half of 2015.

Merger Agreement

Principal terms of the Merger Agreement include:

•	Consideration: In the Merger, each issued and outstanding share of common stock of Baker Hughes (the “Baker Hughes Common Stock”) will be converted into the right to receive (i) 1.12 shares of Company Common Stock and (ii) $19.00 in cash (the “Merger Consideration”).

•	Directors of the Company: Prior to the effective time of the Merger, the Company will use its reasonable best efforts to increase the size of its board of directors (the “Company Board”) to include, at the time of the closing, three members from the board of directors of Baker Hughes (the “Baker Hughes Board”) who are independent with respect to the Company and selected by mutual agreement of the Company and Baker Hughes (the “Baker Hughes Directors”). The Company will take all necessary action to nominate the Baker Hughes Directors for election to the Company Board in the proxy statement relating to the first annual meeting of the Company’s stockholders following the closing.

•	Closing Conditions: In addition to customary closing conditions, the respective obligations of the parties to consummate the transactions are subject to (1) adoption by Baker Hughes’ stockholders of the Merger Agreement; (2) approval by the Company’s stockholders of the Stock Issuance; (3) clearances and approvals under the rules of antitrust and competition law authorities in various countries agreed upon among the parties, including the United States and the European Economic Area; (4) the absence of any law or order prohibiting the consummation of the Merger; (5) the effectiveness of a registration statement on Form S-4 that will be filed by the Company relating to the shares of Company Common Stock to be issued in the Merger and the approval of the listing of such shares on the New York Stock Exchange; (6) the accuracy of representations and warranties and the performance of covenants; and (7) the delivery of customary opinions from counsel to the Company and Baker Hughes that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

•	Representations and Warranties; Indemnification; Covenants: Baker Hughes, the Company and Merger Sub each have made customary representations, warranties and covenants in the Merger Agreement. Each of the Company and Baker Hughes has generally covenanted (1) to conduct its business in the ordinary course; (2) to hold a special meeting of its stockholders to, in the case of Baker Hughes, consider approval of the Merger Agreement and, in the case of the Company, to approve the Stock Issuance; and (3) subject to certain exceptions, to recommend such approvals by their respective stockholders. Further, the Company has agreed to guarantee the full performance of all rights to indemnification existing in favor of the current or former directors, officers and employees of Baker Hughes, as provided in Baker Hughes’ organizational and governing documents or under indemnification agreements, with such rights continuing in full force and effect as obligations of the Merger Sub for not less than six years after the effective time of the Merger. The parties have also agreed to use their reasonable best efforts to cooperate with each other and respond to and comply promptly with any requests for information with respect to antitrust and competition laws. In addition, the Company is required to take all actions necessary to obtain antitrust clearance, provided that the Company is not required to agree to divest or hold separate any assets or businesses or agree to any conduct remedy or similar antitrust action regarding any assets or businesses if such assets and businesses would account for, in the aggregate, more than $7.5 billion of revenue for the twelve months ended December 31, 2013.

•	No Solicitation: Each of the Company and Baker Hughes has agreed not to solicit alternative transaction proposals and, subject to specified exceptions with respect to unsolicited proposals, not to enter into or continue discussions or negotiations regarding alternative transaction proposals and not to disclose nonpublic information with respect to any alternative transaction proposal. Each of the Company Board and the Baker Hughes Board may, in connection with the receipt of a Superior Proposal (as defined on the Merger Agreement) or an Intervening Event (as defined in the Merger Agreement), change its recommendation in favor of the Stock Issuance and the Merger Agreement, respectively, subject to complying with notice and other specified conditions, including giving the other party the opportunity to propose changes to the Merger Agreement.

•	Termination: The parties may terminate the Merger Agreement (1) by mutual written consent; (2) if the closing has not occurred on or before October 30, 2015 (the “Termination Date”) (subject to extension by either party one or more times to a date no later than April 30, 2016 if all conditions have been satisfied except for antitrust approvals or the absence of an antitrust-related injunction and except for conditions that by their nature cannot be satisfied until the closing), provided that the party seeking to terminate the Merger Agreement did not proximately cause the failure of the consummation of the Merger; (3) if a governmental authority has issued a law, injunction, judgment, order or decree which prohibits or enjoins the Merger and which shall have become permanent, final and nonappealable, provided that the party seeking to terminate the Merger Agreement shall have complied with its obligations to resist, lift or resolve such law, injunction, judgment, order or decree and is not then in breach of any representation, warranty, covenant or other agreement in the Merger Agreement such that the condition to closing relating thereto is incapable of being satisfied; (4) if the required vote of the Company’s stockholders is not obtained; (5) if the required vote of Baker Hughes’ stockholders is not obtained; or (6) due to material breaches of representations, warranties or obligations by the other party (if not cured within 30 days of notice of such breach). The Company may terminate the Merger Agreement if (1) the Company Board approves entry, and enters, into a definitive agreement for a Superior Proposal, subject to certain conditions; (2) the Baker Hughes Board adversely changes its recommendation in favor of the approval of the Merger Agreement; or (3) Baker Hughes breaches in any material respect its covenant not to solicit alternative transaction proposals. Baker Hughes may terminate the Merger Agreement if (1) the Baker Hughes Board approves entry, and enters, into a definitive agreement for a Superior Proposal; (2) the Company Board adversely changes its recommendation in favor of the approval of the Stock Issuance; or (3) the Company breaches in any material respect its covenant not to solicit alternative transaction proposals.

•	Termination Fee; Reimbursement of Expenses: In the event of a termination of the Merger Agreement under certain circumstances, the Company or Baker Hughes may be required to pay a termination fee to the other. The Company would be required to pay to Baker Hughes a termination fee of $1.5 billion if the Merger Agreement is terminated (1) by Baker Hughes as a result of a change in the Company Board’s recommendation to its stockholders to approve the Stock Issuance; (2) by the Company in order to enter into a definitive agreement with a third party in connection with a Superior Proposal; or (3) by either party if the required vote of the Company’s stockholders is not obtained. Baker Hughes would be required to pay to the Company a termination fee of $1 billion if the Merger Agreement is terminated (1) by the Company as a result of a change in the Baker Hughes Board’s recommendation to its stockholders to adopt the Merger Agreement; or (2) by Baker Hughes in order to enter into a definitive agreement with a third party in connection with a Superior Proposal. In addition, Baker Hughes would be required to pay to the Company a termination fee of $1 billion if the Merger Agreement is terminated by either party if the required vote of Baker Hughes’ stockholders is not obtained, there having been a proposed alternative transaction publicly proposed or disclosed prior to and not withdrawn at least 10 days prior to such meeting and, within twelve months of such termination, Baker Hughes enters into a definitive agreement providing for, or consummates, an alternative transaction with a third party. Baker Hughes would also be required to reimburse the Company’s expenses incurred in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $40 million if the Merger Agreement is terminated by either party as a result of Baker Hughes’ stockholders failing to adopt the Merger Agreement at a duly held meeting and there having been a proposed alternative transaction publicly proposed or disclosed prior to and not withdrawn at least 10 days prior to such meeting, provided that the termination fee of $1 billion is not yet payable. The Company would be required to pay Baker Hughes a termination fee of $3.5 billion if the Merger Agreement is terminated (1) by either party as a result of any antitrust-related final, nonappealable order or injunction prohibiting the closing; (2) by Baker Hughes as a result of material breach of the Company’s antitrust-related covenants such that the antitrust-related condition is incapable of being satisfied; or (3) by either party as a result of the closing failing to occur on or before the Termination Date, as it may be extended, due to the antitrust-related condition not being satisfied.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto.

Investors are cautioned that the representations, warranties and covenants included in the Merger Agreement were made by the Company, its subsidiaries and Baker Hughes to each other. These representations, warranties and covenants were made as of specific dates and only for purposes of the Merger Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors, and are qualified by information in disclosure schedules that the parties exchanged in connection with the execution of the Merger Agreement, which disclosures are not necessarily reflected in the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between the Company, its subsidiaries and Baker Hughes, rather than to establish matters as facts.

The Merger Agreement is described in this Current Report on Form 8-K and filed as Exhibit 2.1 hereto only to provide you with information regarding certain material terms and conditions, and, except for its status as a contractual document that establishes and governs the legal relationship among the parties thereto with respect to the transactions, not to provide any other factual information regarding the Company, its subsidiaries or Baker Hughes or their respective businesses or the actual conduct of their respective businesses during the pendency of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company, its subsidiaries, Baker Hughes or any other person referenced therein. Furthermore, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of the Company and Baker Hughes, because either party may take certain actions that are either expressly permitted in the disclosure schedules to the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without notice to the public.

* * *

Forward-Looking Statements

The statements in this Current Report on Form 8-K that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, expectations regarding regulatory approval of the transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding the Company’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of the Company’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of the Company and Baker Hughes and the ultimate outcome of the Company’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of the Company and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of the Company to realize such synergies and other benefits; results of litigation, settlements, and investigations; final court approval of, and the satisfaction of the conditions in, the Company’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court’s September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court’s rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP’s April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Company Common Stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Company Common Stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. The Company’s and Baker Hughes’ respective reports on Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other U.S. Securities and Exchange Commission (the “SEC”) filings discuss some of the important risk factors identified that may affect these factors and the Company’s and Baker Hughes’ respective business, results of operations and financial condition. The Company and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between the Company and Baker Hughes. In connection with this proposed business combination, the Company and/or Baker Hughes may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document the Company and/or Baker Hughes may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BAKER HUGHES ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of the Company and/or Baker Hughes, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.halliburton.com or by contacting the Company’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

The Company, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on July 21, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Agreement and Plan of Merger, dated as of November 16, 2014, among the Company, Red Tiger LLC and Baker Hughes

*	The Agreement and Plan of Merger filed as Exhibit 2.1 omits the disclosure schedules to the Merger Agreement. The Company agrees to furnish on a supplemental basis a copy of the omitted schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HALLIBURTON COMPANY

Date: November 18, 2014	By:	/s/ Bruce A. Metzinger
Bruce A. Metzinger
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of November 16, 2014, among the Company, Red Tiger LLC and Baker Hughes

*	The Agreement and Plan of Merger filed as Exhibit 2.1 omits the disclosure schedules to the Merger Agreement. The Company agrees to furnish on a supplemental basis a copy of the omitted schedules to the SEC upon request.